UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- [ __________ ].

IMPORTANT TAX NOTICE TO U.S. SHAREHOLDERS OF PORTAGE BIOTECH INC.

Toronto, Ontario, November 8, 2017 - Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, Canadian Stock Exchange: PBT.U) makes the following announcement concerning its holding of 6,341,500 common shares in Biohaven Pharmaceutical Holding Company Limited (BHVN:NYSE):

This statement is provided for shareholders who are United States persons for purposes of the U.S. Internal Revenue Code of 1986, as amended ("IRC”) and the related United States Treasury regulations. It is not relevant to shareholders who are not United States persons.

Portage is a non-U.S. entity continued as BVI Business Company since July 5, 2013 under the BVI Business Companies Act, 2004  in the British Virgin Islands.  You should be aware that, based on the nature and amount of Portage’s projected income and assets for the fiscal year ending March 31, 2018, Portage  may be treated as a passive foreign investment company ("PFIC”) as defined in Section 1297(a) of the IRC,  for the fiscal year ending March 31, 2018.

The Portage Board of Directors has agreed to make an  Annual Information Statement  available to shareholders  pursuant to the requirements of Treasury Regulation Section 1.1295-1(g) (1). The PFIC Annual Information Statement will contain information to enable Portage Shareholders to elect to treat their investment in Portage as a qualified electing fund (“QEF”),  should they so choose based on the advice of their tax advisors in light of their personal tax circumstances.

THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST SHAREHOLDERS IN MAKING THEIR OWN DECISION REGARDING FILING OF A QEF ELECTION AND DOES NOT CONSTITUTE TAX ADVICE. THE U.S. TAX LAWS REGARDING PFICS ARE EXTREMELY COMPLEX AND SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THEIR RESPECTIVE INVESTMENT IN, AND OWNERSHIP OF SHARES OF PORTAGE UNDER UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN LAW.

Further information on the PFIC rules and the QEF election is available from the Internal Revenue Service, including the following website pages:

www.irs.gov/instructions/i8621/ch01.html.

For Canadian and UK shareholders:

Certain notable facts regarding our listing on Canadian Securities Exchange

(refer to http://thecse.com/support/investors)

•

The CSE is on the list of Designated Securities Exchanges published by the Department of Finance Canada.

•

Stocks traded on the CSE are RRSP and TFSA eligible. In the U.K. they are eligible for SIPPs under U.K. tax law.

•

The CSE is recognized by the Securities and Exchange Commission (SEC) in the U.S. as a Designated Offshore Securities Market, as are the other Canadian exchanges.

•

The CSE is also recognized by the OTCQX market and the Frankfurt Stock Exchange for the purpose of listing criteria.

For further information, contact Kam Shah, Chief Financial Officer, by telephone at (416) 929-1806, by email at ks@portagebiotech.com or through our website, www.portagebiotech.com.

Portage assumes no obligation for, and expressly disclaims any duty to update, the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2017

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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